SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 11, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosures:  Press Release dated June 11, 2008

Corporate Express NV

For more information:

Media Relations
+31 (0)20 651 10 34

PRESS RELEASE	Investor Relations
+31 (0)20 651 10 42

www.cexpgroup.com

CORPORATE EXPRESS RECOMMENDS ALL-CASH OFFER OF € 9.25 PER ORDINARY SHARE BY STAPLES

Amsterdam, 11 June 2008 - Corporate Express NV, one of the world’s leading suppliers of office products, announced today that it recommends to shareholders to accept the increased cash offer from Staples, Inc (made through Staples Acquisition BV) of € 9.25 per ordinary share.

Reference is made to today’s press release of Staples, Inc., in which Staples announced that the launched public offer for all ordinary shares (the “Ordinary Shares”) in the share capital of Corporate Express has been increased as a result of Staples’ purchase of Ordinary Shares of € 9.25 per ordinary share in a transaction other than a regular on market transaction.

Both the Executive Board and the Supervisory Board of Corporate Express unanimously recommend shareholders to accept the increased offer for its Ordinary Shares from Staples for reasons that will be set out in more detail in a position statement to be published by 12 June at the latest, amongst which:

•                  The € 9.25 cash per Ordinary Share offer (the “Offer”) adequately values Corporate Express and represents a significant improvement over the initial proposal of € 7.25 and offer of € 8.00 per Ordinary Share respectively;

•                  Corporate Express and Staples have agreed on a number of key issues with regard to strategy, employees and integration process;

•                  The combined group will offer attractive career opportunities for Corporate Express employees in the enlarged group; and

•                  Customers will benefit from an expanded and improved service.

Staples and Corporate Express will create the world’s premier provider of office products to businesses of all sizes. The combination will have strong positions globally, serving customers in 28 countries. The companies’ collective businesses, as of the end of each company’s 2007 fiscal year, had annual revenues of circa € 18 billion with more than 94,000 employees.

Prior to reaching its decision, Corporate Express carefully listened to the views expressed by shareholders. In reaching a recommended offer, the Boards also expect there to be an orderly integration of Corporate Express - to the benefit of both employees and customers.

Peter Ventress will become President of Staples International, to oversee Staples’ business outside of the United States and Canada and will play a key part in managing the integration of the two businesses going forward. He will report to Ron Sargent, Staples’ Chairman and CEO.

In June 2008, the senior management teams of Corporate Express and Staples have discussed the business strategy of a potential combination as well as the consequences of integrating the two businesses. Staples’ management has recognized the achievements of Corporate Express over the years and highlighted the importance of retaining employees. In that regard, arrangements have been made on a number of key issues including:

•                  Maintenance of the European contract business headquarters in Amsterdam;

•                  The creation of an Integration Committee to oversee the integration process; which will consist of senior management from Corporate Express and Staples;

•                  Staples’ confirmation that they have no plans to make material reductions to the overall workforce; and

•                  Strong opportunities for Company’s employees within the combined group.

Corporate Express has terminated the merger agreement with Lyreco. This merger was announced on May 21, 2008. While the Boards of Corporate Express believe that there was clear strategic and financial rationale for the merger, the Boards decided to withdraw their recommendation for the Lyreco transaction and to recommend the latest improved and fair offer from Staples.

Frank Meysman, Chairman of the Supervisory Board of Corporate Express said:

“Since Staples made its first proposal, the management of Corporate Express has worked hard to create value for shareholders and I believe that in line with their fiduciary duties, they have run a very orderly process to ensure this. Both Boards unanimously recommend the revised Staples offer, believing that it provides good value for shareholders, attractive career opportunities for employees and an enhanced service to our customers.”

Commenting Peter Ventress, CEO of Corporate Express said:

“Staples is a terrific company with a strong track record of consistent performance in our industry. Ron Sargent and his team share our values and our firm desire to create value for all our stakeholders and in particular our customers and our employees. I look forward very much to working with Ron and his team over the years to come, and am sure that this new combination will bring numerous benefits to all our employees and customers.

We believe that this offer is a good one for our shareholders and we recommend it wholeheartedly. I look forward now to working in the coming period to ensure we continue delivering value for all our stakeholders. At this point, I would like also to note our continued respect and high opinion of the Lyreco management and employees.”

Ron Sargent, Staples Chairman and CEO said:

“We have tremendous respect for Corporate Express, and we know they share our passion for outstanding customer service. Bringing together these two great companies is a win for customers, employees and shareholders and I look forward to working with Peter Ventress and his team.”

Prior to finalisation of the agreement with Corporate Express, Staples Acquisition BV purchased 2,085,403 Ordinary Shares, representing approximately 1.1 percent of Corporate Express’ outstanding ordinary share capital, for a price of € 9.25 per Ordinary Share in a transaction other than a regular on market transaction. Therefore, in accordance with Article 19 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft), if the Offer is declared unconditional, Staples Acquisition BV will be required to pay (i) € 9.25 per Ordinary Share validly tendered into the Offer (or defectively tendered, provided such defect is waived by Staples Acquisition BV) and (ii) € 9.25 per ADS validly tendered into the Offer (or defectively tendered, provided such defect is waived by Staples Acquisition BV).

Stichting Preferente Aandelen Corporate Express has for the benefit of Staples Acquisition BV and subject to the Offer being declared unconditional (‘gestand wordt gedaan’), irrevocably and otherwise unconditionally renounced its call option under the agreement with Corporate Express.

As detailed in the Offer Memorandum, the offer expires on June 27, 2008 at 17.30 CET unless extended. Staples and Corporate Express expect settlement of the Offer to take place in July 2008.

The EGM scheduled for 18 June 2008 of which shareholders have been informed will still take place, but there will no longer be a vote on a proposed merger with Lyreco.

This announcement relates to article 5 sub section 1 of the Dutch Public Offers Decree (“Besluit openbare biedingen Wft”).

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Press Conference

A press conference with Peter Ventress will be held in the Hilton Hotel, Apollolaan 138 in Amsterdam, starting at 11:00 CET at 11 June 2008.

This meeting will be broadcast live via an audiowebcast. The webcast can be accessed via www.cexpgroup.com > Investor Relations section > Presentations.

Corporate Express

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of € 5.6 billion.

Staples

Staples, Inc. invented the office superstore concept in 1986 and today is the world’s largest office products company.  With 76,000 talented associates, the company is committed to making it easy to buy a wide range of office products, including supplies, technology, furniture, and business services.  With 2007 sales of USD 19.4 billion, Staples serves consumers and businesses ranging from home-based businesses to Fortune 500 companies in 22 countries throughout North and South America, Europe and Asia.  Headquartered outside of Boston, Staples operates more than 2,000 office superstores and also serves its customers through mail order catalog, e-commerce and contract businesses.  More information is available at www.staples.com.

For more information

Analysts / investors: Carl Hoyer	Telephone:+31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Anneloes Geldermans	Telephone:+31 (0)20 651 10 34
anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2008. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date: June 11, 2008